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File No. 82-5227

March 11, 2004

04010724

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Issuance of Yen Dominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due 2009 (dated February 12, 2004)
- Notice of Determination of Conditions of Issuance of Yen Dominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due 2009 (dated February 12, 2004)

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

dlw 3/22

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

04 MAR 22 AM 7:21

File No. 82-5227
February 12, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Issuance of Yen Denominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due 2009

It is hereby notified that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on February 12, 2004, resolved that the Company would issue Yen Denominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due March 3, 2009, as described below:

Description

1. Name of the Bonds: Sammy Corporation Yen Denominated Convertible Bond-Type Bonds with Stock Acquisition Rights due 2009 (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds solely will be referred to as the "Bonds" and the stock acquisition rights solely will be referred to as the "Stock Acquisition Rights" hereinafter)

2. Total amount of issue: ¥40 billion, plus an amount equivalent to the face value of the substitute Bonds that may be issued against appropriate evidence and indemnity for lost,

The purpose of this press release is to make a general public announcement of the offering of the Company's Convertible Bond-Type Bonds with Stock Acquisition Rights (the "Bonds"). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered or sold in Japan. This press release does not constitute an offer of the Bonds in any area, including the United States. The Bonds may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements under the United States Securities Act of 1933 (the "Securities Act"). In case securities are offered in the United States, an English prospectus prepared pursuant to the Securities Act is used. The Bonds will not be offered in the United States.

	stolen or destroyed Bonds upon request from the holders thereof.
3. Issue price of the Bonds:	100% on face value of the Bond (face value of each Bond: ¥1,000,000)
4. Issue price of the Stock Acquisition Rights:	Free of charge
5. Interest rate on the Bonds:	No interest
6. Payment due date and issue date:	March 3, 2004 (London time)
7. Matters concerning offering:	
(1) Offering method:	Offering in the overseas market (but exclusive of the United States of America) consisting mainly of Europe through underwriting by purchase of the entire amount by Manager Tokyo-Mitsubishi International plc
(2) Offering price:	102.5% on face value of the Bond

8. Matters concerning the Stock Acquisition Rights:

(1) Class and number of shares subject to the Stock Acquisition Rights:

The class of shares subject to the Stock Acquisition Rights shall be shares of the Company's common stock (hereinafter referred to as the "Shares").

The number of the Shares which the Company would newly issue or instead transfer from among the shares of treasury stock of the Company (hereinafter referred to as "deliver" the Shares, or "delivery" of the Shares as the case may be) upon the exercise of the Stock Acquisition Rights shall be obtained by dividing the aggregate amount of the issue price of the Bonds subject to the exercise of the Stock Acquisition Rights by the Conversion Price stated in Item (3) b) of this Section. When shares falling short of one unit of shares occur as a result of the exercise of the Stock Acquisition Rights, cash adjustment shall be made as if a right of request for the purchase of less-than-one-unit shares as prescribed in the Commercial Code of Japan (the "Commercial Code") were exercised. Any fractions falling short of one share shall be rounded down and no cash adjustment shall be made.

(2) Total number of Stock Acquisition Rights to be issued:

40,000 rights, plus the number of rights obtained by dividing by ¥1,000,000 the aggregate face value of the substitute Bonds that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Bonds upon request from the holders thereof.

(3) Amount to be paid in upon exercise of a Stock Acquisition Right:

a) The amount to be paid in upon exercise of each Stock Acquisition Right shall be the same amount of the issue price of each Bond.

b) The amount to be paid in per Share upon exercise of the Stock Acquisition Rights (the "Conversion Price") shall initially be determined by President and Representative Director of the Company Hajime Satomi, upon authorization from its Board of Directors, within the range of not less than 110% and not more than 120% of the closing price of the Share reported by Tokyo Stock Exchange, Inc. on the day on which the terms of the Bonds shall be determined (hereinafter referred to as the "Determination Day") and in consideration of the investor demand and the market trend.

c) The Conversion Price shall be adjusted using the following formula when the Company delivers the Shares at below its market value after the issuance of the Bonds with Stock Acquisition Rights. The "number of already issued shares" means the total number of the issued Shares (excluding the Shares of treasury stock of the Company).

$$\text{Conversion Price as adjusted} = \text{Conversion Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of delivered shares} \times \text{Delivery amount per share}}{\text{Current market price}}}{\text{Number of already issued shares} + \text{Number of delivered shares}}$$

The Conversion Price will also be adjusted appropriately in the case of subdivision or consolidation of the Shares, issuance of stock acquisition rights (including those attached to bonds with stock acquisition rights) granting the rights to request the delivery of the Shares at prices below the market price or

in certain other specified cases.

(4) Reason for calculation of the issue price of the Stock Acquisition Rights and the amount to be paid upon its exercise:

The issue price of the Bonds shall be free of charge because the Bonds and the Stock Acquisition Rights are closely connected, i.e., the Stock Acquisition Rights are attached to the Convertible Bond-Type Bonds with Stock Acquisition Rights and may not be separately traded from the Bonds and the Bonds shall be invalid as a result of substitute payment upon exercise of the Stock Acquisition Rights. In addition, Stock Acquisition Rights shall be free of charge because of the economic value of the Bonds to be generated by the terms of issuance, including the interest rate and the issue price and the value of the Stock Acquisition Rights in consideration of market conditions and other factors. As the Bonds with Stock Acquisition Rights are attached to convertible bond-type bonds with stock acquisition rights, the amount to be paid upon exercise of each Stock Acquisition Right shall be the issue price and the Conversion Price shall be as determined in Item (3) b) of this Section.

(5) Exercise period of the Stock Acquisition Rights:

From March 17, 2004 to the close of business on February 17, 2009 (local time at the place of Agent for Conversion Request). However, (i) in case of early redemption of the Bonds under Item (1) 4) of Section 9, the Stock Acquisition Rights shall be exercised no later than three business days in Tokyo prior to the relevant redemption date, (ii) in case of cancellation by purchase of the Bonds under Item (1) 3) of Section 9, the Stock Acquisition Rights shall be exercised no later than the time the Company cancels the Bonds or its subsidiary delivers the Bonds to the Company for cancellation thereof and (iii) in case of mandatory redemption of the Bonds upon default in the performance of obligations under Item (1) 2) of Section 9, etc., the Stock Acquisition Rights shall be exercised no later than time the Bonds become due and payable.

(6) Other conditions for exercise of the Stock Acquisition Rights:

The partial exercise of each Stock Acquisition Right is not permitted.

(7) Event and condition of cancellation of the Stock Acquisition Rights:

No event shall be specified to cancel the Stock Acquisition Rights.

(8) Portion of the issue price of each share to be issued upon exercise of the Stock Acquisition Rights which shall not be transferred to capital:

The portion of the issue price of each share to be issued upon exercise of the Stock Acquisition Rights which shall not be transferred to capital shall be an amount obtained by deducting from the Conversion Price the portion of the issue price to be transferred to capital. The portion of the issue price to be transferred to capital shall be an amount obtained by multiplying by 0.5 the issue price, with any fraction of ¥1 resulting from the calculation thereof rounded upward.

(9) Treatment in the case of exercise of the Stock Acquisition Rights during a dividend accrual period:

Dividends or interim dividends (cash distribution pursuant to Article 293-5 of the Commercial Code of Japan) on the shares delivered upon exercise of the Stock Acquisition Rights shall be paid as if the exercise thereof became effective at the beginning of the dividend accrual period (currently meaning six-month period respectively, ending on March 31 and September 30 of each year) during which the exercise thereof becomes effective.

9. Matter concerning the Bonds

(1) Method of redemption and maturity date of the Bonds

1) Redemption at maturity:

To be redeemed 100% at face value on March 3, 2009 (London time: maturity date)

2) Mandatory redemption upon default in the performance of obligations, etc.:

Upon occurrence of any of certain events specified in the Terms and Conditions of the Bonds, such as a delay in payments in respect of the Bonds, and upon notice given to the Company from the Trustee pursuant to the Terms and Conditions of the Bonds that the Bonds become due and payable, the

Company shall immediately redeem such Bonds at face value.

3) Cancellation by purchase:

The Company and any of its subsidiaries may at any time purchase the Bonds in the open market or otherwise to hold or sell them. In case the Company purchases the Bonds, the Company may, at its option, cancel the Bonds and simultaneously thereupon, shall waive the Stock Acquisition Rights attached to the Bonds. In case any of its subsidiaries purchases the Bonds, it may, at its option, deliver the Bonds to the Company for cancellation thereof and in that case, shall waive the Stock Acquisition Rights attached to the Bonds.

4) Premature Redemption

(a) Optional premature redemption pursuant to the 125% call option clause:

When the closing price of the Shares on the Tokyo Stock Exchange, Inc. continues to be 125% or more of the Conversion Price (as defined in Item (3) (b) of Clause 8) applicable to each trading day for 20 consecutive trading days (excluding any day on which the closing price is not available) on or after March 3, 2005, the Company may redeem all (but not part only) of the outstanding Bonds at face value, upon giving to the Bondholders not more than 60 days' but not less than 30 days' notice within 30 days from the last day of such 20 consecutive trading days.

(b) Premature redemption for reason of change in taxation, etc.:

When the Company satisfies the Trustee that any change in taxation of Japan requires the Company to incur additional payment concerning the payment of the Bonds pursuant to the special covenants under the Terms and Conditions of the Bonds with Stock Acquisition Rights and cannot avoid such additional payment by using any reasonable means available, then the Company may redeem all (but not part only) of the outstanding Bonds at face value at any time prior to the maturity date, upon giving to the Bondholders not more than 60 days' but not less than 30 days' notice.

(c) Premature redemption for reason of share exchange or share transfer:

When the Company becomes a wholly owned subsidiary of another company as a result of a share exchange or share transfer, (i) as long as it is legally and practically possible, to enable the Bondholders exercising the Stock Acquisition Rights to

receive such class and number of shares and other securities and assets of the 100% parent company receivable upon such share exchange or share transfer by the shareholders of the Company holding the same class and number of shares of the Company that would be receivable by the Bondholders if the Stock Acquisition Rights were exercised immediately prior to the effective date of the share exchange or share transfer, the Company shall make its best efforts to make the company becoming its 100% parent company to enter into a supplemental trust deed satisfactory to the Trustee and (ii) unless the measure in (i) above is legally or practically possible, the Company shall make its best efforts to make the company becoming its 100% parent company to offer to the Bondholders to exchange the Bonds with Stock Acquisition Rights for bonds under the same terms and conditions with those of the Bonds and attached with stock acquisition rights to the most possible extent under applicable law to enable the Bondholders exercising the Stock Acquisition Rights to receive such class and number of shares and other securities and assets of the 100% parent company receivable upon such share exchange or share transfer by the shareholders of the Company holding the same number of Shares that would be receivable by the Bondholders if the Stock Acquisition Rights were exercised immediately prior to the effective date of the share exchange or share transfer. When in spite of the Company's best efforts, no offer under (ii) above is made to the Bondholders or in spite of such offer, it is not accepted by all of the Bondholders prior to the expiration of the due date for acceptance, the Company may, prior to the effective date of the share exchange or share transfer, redeem all (but not part only) of the outstanding Bonds in respect of which such offer is not made or accepted at the following amount, upon giving to the Bondholders not more than 60 days' but not less than 30 days' notice:

Period during which the relevant redemption date falls	Redemption amount
From March 3, 2004 to March 2, 2005	104% of face value
From March 3, 2005 to March 2, 2006	103% of face value
From March 3, 2006 to March 2, 2007	102% of face value
From March 3, 2007 to March 2, 2008	101% of face value
From March 3, 2008 to March 2, 2009	100% of face value

(2) Form of the Bonds:

Bonds with stock acquisition rights in bearer form

(3) Collateral or warranty:

None

(4) Special covenant concerning financial affairs:

A negative pledge clause shall be attached.

10. Stock exchange on which the Bonds shall be listed:

London Stock Exchange

11. Matter concerning substitute payment:

Upon request from a person exercising the Stock Acquisition Rights, the full amount required to be paid upon exercise thereof shall be deemed to be paid in lieu of the redemption of the full amount of the Bonds to which the Stock Acquisition Rights so exercised are attached and the exercise thereof shall be deemed to be a request to that effect.

- END -

(For reference)

1. Use of funds

(1) Use of net proceeds

The gross figure of net proceeds will be used in entirety for repayment of short-term borrowings.

(2) Change of use of previously raised funds

The previously raised funds have been used as planned and no amendment thereto will be made.

(3) Effect on the performance

The financing is expected to improve the balance of financial expenses.

2. Dividends to shareholders, etc.

(1) Basic policy concerning dividends

It is one of management's priorities to distribute profits to the shareholders and it is the Company's policy to pay appropriate dividends according to profits.

(2) Policy on determination of dividends

Based on the above-mentioned basic policy, the Company will pay an ordinary dividend of ¥80 per share (interim dividend: ¥40, year-end dividend: ¥40) for the business year ending March 31, 2004.

(3) Use of retained earnings

The Company will make efficient use of retained earnings for further enhancement of its financial basis and corporate structure, investment in the N.E.W.S. (New Entertainment World of Sammy) business, among other things, establishment of new subsidiaries and M&A, specifically.

(4) Dividends in the last three business years

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Net income per share	¥389.45	¥442.39	¥470.76
Dividend per share	¥60.00	¥50.00	¥70.00
Actual dividend payout ratio	15.6%	11.4%	14.9%
Return on shareholders' equity (ROE)	40.7%	54.6%	40.2%
Dividend ratio to shareholders' equity	6.34%	6.23%	5.69%

(Notes) (1) The return on shareholders' equity of each business year is obtained from the net income of the applicable business year divided by the shareholders' equity (average of the total of the shareholders' equity as of the beginning of the applicable business year and the total of the

2) Movements of stock prices, etc. in the last three business years and at present

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003	Year ending March 31, 2004
Opening price	¥4,280	¥3,200	¥4,150	¥2,355
High price	¥5,050	¥9,920	¥4,970	¥4,460
	□¥3,450	□¥4,720		□¥3,460
Low price	¥3,580	¥2,980	¥2,085	¥2,300
	□¥2,000	□¥2,550		□¥2,430
Closing price	□¥3,150	□¥4,120	¥2,365	□¥3,280
Price earnings ratio (PER)	10.9	10.6	5.3	-

(Notes)

1. The stock prices for the year ending March 31, 2004 are those as of February 10, 2004.
2. The Company was first listed on the first section of the Tokyo Stock Exchange on March 1, 2001.
3. The Company split each of its shares at 1:2 as of November 20, 2000.
4. The Company split each of its shares at 1:2 as of November 20, 2001.
5. The Company will split each of its shares at 1:1.5 as of February 27, 2004.
6. The price earnings ratio (PER) is obtained from the stock price (closing price) as of the end of the applicable business year divided by the net income per share as of the end of the immediately preceding business year.
7. The stock price with □ represents an ex-rights price upon the stock split.

(4) Others:

Not applicable.

(Translation)

04 MAR 22 AM 7:21

File No. 82-5227
February 12, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Determination of Conditions of Issuance of Yen Denominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due 2009

Sammy Corporation (the "Company") has determined the conditions of issuance of its Yen Denominated Convertible Bond-Type Bonds with Stock Acquisition Rights Due March 3, 2009 (hereinafter referred to as the "Bonds with Stock Acquisition Rights", of which the bonds solely will be referred to as the "Bonds" and the stock acquisition rights solely will be referred to as the "Stock Acquisition Rights" hereinafter) determined to be issued at the meeting of its Board of Directors held on February 12, 2004. Hence, the conditions of issuance, as well as other previously determined matters, are hereby notified, as described below:

Description

1. Matters concerning the Stock Acquisition Rights:

(1) Amount to be paid in upon exercise of the Stock Acquisition Rights:

Same as the issue price of the Bonds

Conversion Price*: ¥3,828

(Notes)

Stock prices, etc. on the date of determination of the conditions of issuance (February 12, 2004)

a. Stock price (closing price) on the Tokyo Stock Exchange: ¥3,190

b. Up-rate: [{(Conversion Price) / (stock price (closing price)) - 1} x 100]: 20%

* "Conversion Price" means an amount per share required to be paid in upon the exercise of the Stock Acquisition Rights.

(2) Portion of the issue price of each share of common stock of the Company to be issued upon exercise of the Stock Acquisition Rights which shall be transferred to capital: ¥1,914 per share

(For reference)

(1) Total amount of issue: ¥40 billion, plus an amount equivalent to the face value of the substitute Bonds that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Bonds upon request from the holders thereof.

(2) Date of determination on the issue: February 12, 2004

(3) Application period: Not applicable

(4) Payment due date and issue date: March 3, 2004 (London time)

(5) Exercise period of the Stock Acquisition Rights: From March 17, 2004 to the close of business on February 17, 2009 (local time at the place of Agent for Conversion Request). However, (i) in case of early redemption of the Bonds, the Stock Acquisition Rights shall be exercised no later than